Exhibit 99.131

CannTrust to Proceed Immediately with Phase III Construction in Town of Pelham

VAUGHAN, ON, January 22, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada’s leading, most trusted licensed producers of cannabis and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”, is pleased to announce it has obtained the necessary permitting from the Town of Pelham to proceed with its Phase III expansion with the construction process set to commence immediately.

The revised Phase III expansion is permitted for a footprint of up to 390,000 square feet, compared to the 600,000 square feet in the Company’s initial application. However, with enhancements to the Phase III facility above and beyond the specifications initially contemplated, CannTrust maintains its total production capacity forecast of 100,000 kg per year after completion of the Phase III construction.

The enhancements to the Phase III expansion include investing in automation and a higher level of climate control. Given these enhancements and the time it has taken to obtain permitting, construction of the Phase III expansion is expected to be complete in the third quarter of 2020. Initial harvest from the Phase III expansion is expected in the second quarter of 2020 and full production capacity is expected in the second half of 2020. In order to address local concerns from the emission of light from its facilities, CannTrust is proceeding to add additional fan ventilation so its shades can be completely closed, at minimal incremental cost.

“We are pleased with the outcome of the discussions with the Town of Pelham,” said Peter Aceto, CEO of CannTrust. “We believe this decision reflects our view that we are a trusted member of the community and that we are intent on listening to our stakeholders. The demand for our medical and recreational products continues to be well in excess of supply and we are keen to move ahead with the Phase III expansion and meet our capacity targets. We also continue to evaluate several strategic alternatives to meet and increase our initial production capacity goals. We are actively pursuing strategic acquisitions of land and facilities, both inside and outside Ontario and hope to update shareholders with these initiatives in due course. Our active patient count continues to increase, and the recreational market is currently undersupplied. We intend to make every effort to serve these markets with our award-winning products.”

The fully-permitted Phase II expansion remains on course to bring the Company’s capacity to 50,000 kg per year. CannTrust expects first harvest from the Phase II expansion in Q1/19. Construction of the final range should be complete by the end of January 2019.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves over 60,000 medical patients with its dried, extract and capsule products. The Company operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The industry’s broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is developing nanotechnology to develop new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through a strategic partnership with Cannatrek Ltd. in Australia and a joint venture with STENOCARE in Denmark. The Company has also partnered with Breakthru Beverage Group through Kindred Canada, for recreational distribution in Canada. CannTrust is committed to research and innovation. Its partnerships with McMaster University in Ontario and Gold Coast University in Australia were designed to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.

CannTrust was proudly voted Top Licensed Producer of the Year at the 2018 Canadian Cannabis Awards. For more information, please visit www.canntrust.ca .

Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to the approval to list the Company’s common shares on the NYSE. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speaks only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:
Sybil Eastman	Marc Charbin
Tel: 1-888-677-1477	416-519-2156 x2232
media@canntrust.ca	investor@canntrust.ca